Dermatologist Recommended

As a physician and pathologist specializing in dermatological diseases and having years of experience in researching dermatological medications, I know the essential role sunscreen plays in preventing skin cancer and premature aging caused by the damages of Ultraviolet (UV) rays. When I choose a sunscreen, I evaluate three major criteria: 1) active sun blocking ingredients 2) other ingredients in sunscreen and 3) usability.

When evaluating how effective a sunscreen is, I make sure the listed active ingredient is a broad spectrum one, namely one that contains a sufficient amount of an ingredient that is effective in blocking both types of UV rays (UVA and UVB). Simply put, the active ingredient should contain Zinc which provides both UVA and UVB protection. Titanium is also an adequate alternative but it alone does not provide as great of a UVB protection. It is important for sunscreens to contain adequate concentrations of the active ingredients zinc oxide and/or titanium dioxide. Many mineral sunscreens do not provide effective UVA and UVB protection due to low concentrations of active ingredients. Mineral ingredients are in my opinion better than the other "chemical" ones such as oxybenzone, avobenzone, octisalate, octocrylene, homosalate, or octinoxate which can be absorbed in to the blood stream, despite low amounts, while mineral ones have not been shown to do so. Furthermore, unlike "chemical" sunscreens which need to be applied ahead of time for it to be activated, mineral sunscreen once properly applied is immediately effective. Sunscreen should sit on your skin to block the harmful rays; it has no place being inside one's body.

I also look at the other components of the sunscreen which may cause unexpected effects. Smaller the ingredient list, the better. And if the sunscreen contains oils, I see if these oils cause acne (pimples) or the medical terminology is "comedogenic". I also check how commonly do these oils cause an allergic reaction or allergenic. Raspberry and sunflower seed oils, for example, are listed as low comedogenic and hypoallergenic. Along the same line of unexpected side effects, I check how my body responds or like the product. Does it sting my eyes? Does it feel too thick or night thick enough? Does it compliment my skin tone? Any discomfort or dislikes will prevent one from using sunscreen daily and daily sun protection is de rigor. Remembering that harmful UV rays are not limited to just the outdoors but can penetrate into our homes.

Love Sun Body sunscreens meet all the criteria that I look for when recommending sunscreen to patients, family, and friends!

Dr. Jonathan Yao, MD